Exhibit 99.10

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

August 2, 2007

Dear Sirs:	All applicable Exchanges and Commissions

Subject:	SILVERCORP METALS INC.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1	.	Meeting Type	: Annual General and Special Meeting
2	.	CUSIP/Class of Security entitled to receive notification	: 82835P103/CA82835P1036/COMMON
3	.	CUSIP/Class of Security entitled to vote	: 82835P103/CA82835P1036/COMMON
4	.	Record Date for Notice	: 28 Aug 2007
5	.	Record date for Voting	: 28 Aug 2007
6	.	Beneficial Ownership determination date	: 28 Aug 2007
7	.	Meeting Date	: 28 Sep 2007
8	.	Meeting Location	: Vancouver, BC

Sincerely,

“Brian Kim”
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

Last Version Mar06